UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   DANFORTH, WILLIAM H.
   WASHINGTON UNIVERSITY - WEST CAMPUS
   CAMPUS BOX 1044, 7425 FORSYTH BLVD.
    ST. LOUIS, MO  63105-2198

2. Issuer Name and Ticker or Trading Symbol
   Energizer Holdings, Inc. (ENR)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   9/30/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
-----------------------------------------------------------------------------------------------------------------------------------
Energizer Holdings, Inc. Common Stock                                                            53,461         I  Immediate Family
Energizer Holdings, Inc. Common Stock                                                            62,050         D  Direct
Energizer Holdings, Inc. Common Stock                                                            41,305         I  by Spouse
Energizer Holdings, Inc. Common Stock                                                            854,881        I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
-----------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $17.0000                                                                   05/08/01     05/07/10
5/08/00
Phanton Stock Units in Deferred                09/30/02       A         152                               (1)
 Compensation Plan
Restricted Stock Equivalents


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
-----------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Energizer Holdings, Inc. Common10,000                    10,000        D   Direct
5/08/00                                   Stock
Phanton Stock Units in Deferred09/30/02  Energizer Holdings, Inc. Common152           $30.7170    7,260         D   Direct
 Compensation Plan                        Stock
Restricted Stock Equivalents             Energizer Holdings, Inc. Common10,000                    10,000        D   Direct
                                          Stock

Explanation of Responses:

(1)
Phantom stock units are payable in cash following termination of the Reporting Person's Service on the Board of Directors of Energizer Holdings, Inc.

SIGNATURE OF REPORTING PERSON
/S/ DANFORTH, WILLIAM H.
DATE 10/02/02